Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED BY-LAWS

OF

MERCHANTS BANCSHARES, INC.

The Amended and Restated By-Laws of Merchants Bancshares, Inc. are hereby amended by inserting the following new Section 5.7 in its entirety.

Section 5.7.  Exclusive Jurisdiction of Delaware Courts.

(a)         Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring (i) any derivative action or proceeding on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the Corporation to the Corporation or the Corporation’s stockholders (including beneficial owners of stock), (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the Corporation arising pursuant to any provision of the DGCL or the Certificate or these Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Certificate or these Bylaws, or (v) any action asserting a claim against the Corporation or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the Corporation governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware.

(b)         If any action the subject matter of which is within the scope of Section 5.7(a) above is filed in a court other than the Court of Chancery of the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware in connection with any action brought in any such courts to enforce Section 5.7(a) above (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(c)          If any provision or provisions of this Section 5.7 shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 5.7 (including, without limitation, each portion of any sentence of this Section 5.7 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.